Exhibit 12.1

Motricity, Inc.

The following table sets forth our ratio of earnings to fixed charges and ratio of combined fixed charges to earnings for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the nine months ended September 30, 2011. As earnings are inadequate to cover fixed charges, we have provided the coverage deficiency amounts.

Statement of Computation of Ratio of Earnings To Combined Fixed Charges and

Preference Security Dividends

(in thousands, except ratios)

	Year Ended December 31,					Nine Months Ended September 30, 2011
	2006	2007	2008	2009	2010
Loss from continuing operations, before income tax	(42,237)	(51,605)	(75,052)	(14,405)	(4,925)	(192,280)
Fixed charges	1,281	1,847	2,194	1,213	1,010	1,245

Total loss for computation of ratio	(40,956)	(49,758)	(72,858)	(13,192)	(3,915)	(191,035)
Fixed charges:
Interest expense	644	1,354	493	220	111	189
Interest attributable to rentals(a)	637	493	1,701	993	899	1,056

Total fixed charges	1,281	1,847	2,194	1,213	1,010	1,245
Preferred dividend requirements:
Accretion of redeemable preferred stock	5,246	7,399	21,729	23,261	12,093	—
Preferred stock dividends	696	696	698	695	1,200	—

Total preferred dividend requirements	5,942	8,095	22,427	23,956	13,293	—
Total combined fixed charges preferred stock dividends	7,223	9,942	24,621	25,169	14,303	1,245
Ratio of earnings to combined fixed charges and preferred stock dividends(b)	—	—	—	—	—	—

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a)	Interest attributable to rentals equals one-third of total rental expense.
b)	Due to our losses in years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the nine months ended September 31, 2011, the ratio coverage was less than 1:1. Additional earnings of $42,237, $51,605, $75,052, $14,405, $4,925 and $192,280 would have been required in each of those periods, respectively, to achieve a coverage ratio of 1:1.